November 5, 2010

VIA FACSMILE AND EDGAR Ms. Barbara Jacobs Assistant Director Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

RE:	GigaMedia Limited (File no. 0-30540) Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 30, 2010 Request for Extension to Comment Letter Response

Dear Ms. Jacobs:

I refer to our telephone call on November 5, 2010.  GigaMedia Limited (the “Company”) confirms that it will respond to the comments of the Staff set forth in the Staff’s letter dated October 21, 2010 (the “Comment Letter”) no later than November 15, 2010 and hereby requests an extension of time until such date for its response.  The extension will enable the Company to more fully review and respond to the issues presented in the Comment Letter with its key personnel and external auditors.

If you have any questions regarding the foregoing, please contact Alec Tracy in Skadden Arps’ Hong Kong office at +852 3740 4710.  You may also contact Skadden Arps’ D.C. Office at (202) 371 7000 and ask to be transferred.

Sincerely,

/s/ Alec P. Tracy
Alec P. Tracy

cc:        Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Arthur M. Wang
Chief Executive Officer
GigaMedia Limited

Quincy Tang
Chief Financial Officer
GigaMedia Limited

Thomas Hui
Chief Operating Officer
GigaMedia Limited

Lester Wong
General Counsel
GigaMedia Limited